Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for each of the three years ended December 31, 2009 and for the six months ended June 30, 2010, computed on the basis of the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). 1

Six months ended June 30,	Year ended December 31,
2010	2009	2008	2007
4.09x*	2.99x*	2.86x*	3.23x*

*Data calculated on a comparable basis

On November 5, 2009, France Telecom entered into an agreement with Deutsche Telekom for the creation of a joint venture combining their respective mobile and broadband operations in the United Kingdom. Consequently, since November 2009, the assets and liabilities of the relevant group companies (mainly Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK) have been accounted for as assets held for sale and presented on separate line items on the assets and liabilities of the consolidated statement of financial position at December, 31 2009.  The net income and expenses of the United Kingdom operating segment are recorded in the consolidated net income after tax of discontinued operations, and the data reported for the 2007 and 2008 financial years have been restated. For more information please see Notes 3 and 11 of the consolidated statements of financial position included in the 2009 20-F.

As a result, the previously reported ratios of earnings to fixed charges for the years ended December 31, 2008 and 2007 have also been restated.  The ratios of earnings to fixed charges for the years ended December 31, 2006 and 2005 remain the same and are presented in the attached prospectus.  The statement of computation of the ratios of earnings to fixed charges for the years ended December 31, 2006 and 2005 are provided on Exhibit 12.1 to our Registration Statement on Form F-3 dated December 8, 2008.

Furthermore, the ratios of earnings to fixed charges for each of the three years ended December 31, 2009 and for the six months ended June 30, 2010 take into account certain changes in France Telecom's accounting policies as further described in Notes 1.3 and 1.5 to the condensed interim consolidated financial statements for the six months ended June 30, 2010 provided on Exhibit 99.1 hereto.

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

The term “earnings” is the amount resulting from adding and subtracting the following items:

•

Add the following:

(a)

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees,

(b)

fixed charges,

(c)

distributed income of equity investees, and

•

From the total of the added items, subtract the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

1

As of June 30, 2010, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on France Telecom’s accounts. Consequently, France Telecom’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.